UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Audible, Inc.

(Name of Subject Company)

Audible, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05069A302

(CUSIP Number of Class of Securities)

Donald R. Katz

Chief Executive Officer

Audible, Inc.

1 Washington Park - 16th Floor

Newark, New Jersey 07102-3116

(973) 820-0400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

with copies to:

Edwin M. Martin, Jr., Esq.

Nancy A. Spangler, Esq.

John E. Depke, Esq.

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020-1104

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The Agreement and Plan of Merger, dated as of January 30, 2008, by and among Audible, Inc. (the “Company”), Amazon.com, Inc. and AZBC Holdings, Inc. was filed on February 5, 2008, as Exhibit 2.1 to the Company’s Current Report on Form 8-K and is incorporated herein by reference.

Important Information:

The Current Report on Form 8-K is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Audible, Inc. common stock has not commenced. At the time the offer is commenced, AZBC Holdings, Inc., a wholly owned subsidiary of Amazon.com, Inc., will file a tender offer statement on Schedule TO with the Securities and Exchange Commission and the Company will file a solicitation/ recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov.